

June 28, 2010

By U.S. Mail and Facsimile to: (717) 295-5312

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

>   **Re: Fulton Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **File No. 000-10587**

Dear Mr. Nugent:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note D – Loans and Allowance for Credit Losses, page 67

1.   We note your disclosures on pages 38 and 56 describing your methodology for measuring loans for impairment and your disclosure on page 68 that you had approximately $474.3 million of impaired loans with a specific valuation allowance of $127.0 million and $295.6 million in impaired loans without specific valuation allowances at December 31, 2009. Please provide us with the following information and revise your future filings accordingly:

- The amount and / or percentage of loans that were considered collateral dependent;

- The amount of loans measured using *each* of the methodologies described on pages 38 and 56 (i.e., present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent);

- As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, explain the procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

- The approximate amount or percentage of impaired loans for which the company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain in a non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans where you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

2.   As a related matter, we were unable to locate disclosure in your March 31, 2010 Form 10-Q quantifying the amount of specific reserve associated with your impaired loans. Please tell us the amount of the specific reserve at March 31, 2010 and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Note I – Short-term borrowings and long-term debt, page 72

3.   Please tell us, and revise future filings to disclose, whether you account for your repurchase agreements as collateralized financing transactions or sales. If you have any repurchase agreements accounted for as sales, please quantify the amount sold for each period presented and the accounting guidance on which you relied for this treatment.

Exhibits and Financial Statement Schedules, page 102

4.   We note your disclosure on pages 23-25 of your definitive proxy statement regarding a Variable Compensation Plan. It does not appear, however, that you have filed this plan as an exhibit to the Form 10-K. Please tell us how you concluded that you were not required to file the plan as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits 31.1 and 31.2

5.   We note that Exhibits 31.1 and 31.2 to the Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you omitted "(the registrant's fourth fiscal quarter in the case of an

annual report)" from paragraph 4(d). In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor